

February 8, 2011

Mr. Tom Anderson
President, Chief Executive Officer and Chief Financial Officer
Novint Technologies, Inc.
4109 Bryan Avenue, NW
Albuquerque, NM 87114

      Re: **Novint Technologies, Inc.**
              Form 10-K/A for the Fiscal Year Ended December 31, 2008
              Filed April 23, 2009
              File No. 000-51783

Dear Mr. Anderson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        /s/ Patrick Gilmore

                        Patrick Gilmore
                        Accounting Branch Chief